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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

51job, Inc.

(Name of Issuer)

Common Shares, par value U.S. $0.0001 per share

(Title of Class of Securities)

316827104

(CUSIP Number)

RECRUIT CO., LTD.

Recruit GINZA8 Bldg.

8-4-17 Ginza, Chuo-ku

Tokyo 104-8001, Japan

Telephone: 81-3-3575-5283

Facsimile: 81-3-3575-5886

Attention: Hiroshi Nishino

With a copy to:

Morrison & Foerster LLP

1-1-3 Marunouchi, Chiyoda-ku

Tokyo 100-0005, Japan

Telephone: 81-3-3214-6522

Facsimile: 81-3-3214-6512

Attention: Ken Siegel, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 316827104

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

RECRUIT CO., LTD.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions):

WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization:

Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power:

10,155,507 common shares
8 Shared Voting Power:

Zero (0)
9 Sole Dispositive Power:

10,155,507 common shares
10 Shared Dispositive Power:

Zero (0)

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

10,155,507 common shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11):

18.1%
14	Type of Reporting Person (See Instructions)

CO

This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission on April 21, 2006. Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

Schedule 1 referenced in Item 2 is hereby amended and restated as Schedule 1 attached hereto.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The information in Item 4 of the Schedule 13D filed with the Securities and Exchange Commission on April 21, 2006 is incorporated herein by reference.

On April 18, 2006, the Reporting Person consummated the purchase of 8,452,918 shares of the Company from certain shareholders of the Company for a total consideration of $109,887,934.

On June 22, 2006, the Reporting Person consummated the purchase of 1,042,501 shares of the Company from a shareholder of the Company for total consideration of $16,429,815.76.

On December 20, 2006, the Reporting Person consummated the purchase of 650,088 shares of the Company from a shareholder of the Company, as set forth on Schedule 2, for total consideration of $8,451,144.00.

The purchase price for the shares in each of the above was funded by the Reporting Person from working capital and general corporate funds.

Item 5. Interest in Securities of the Issuer

Sub-Items (a) and (b) of Item 5 are hereby amended and restated as follows:

(a)	Pursuant to the stock purchase agreement, the Reporting Person has acquired 10,145,507 common shares of the Company, and currently owns an aggregate of 10,155,507 common shares of the Company (including 10,000 common shares owned prior to execution of the stock purchase agreement), which represents approximately 18.1% of the total common shares of the Company issued and outstanding as of September 30, 2006.

(b)	The Reporting Person possesses sole power to vote and to dispose of 10,155,507 ordinary shares of the Company.

Item 7. Material to Be Filed as Exhibits

No exhibits are attached to this Amendment No. 2. The following exhibits, however, were attached to the Schedule 13D, filed with the Securities and Exchange Commission on April 21, 2006.

No.	Exhibit
99.1	Stock Purchase Agreement, dated April 5, 2006, by and among the Reporting Person and Sellers.

99.2	Assignment Agreement, dated April 18, 2006, among the Reporting Person and Sellers.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RECRUIT CO., LTD.

By:	/s/ Hiroyuki Honda
Name:	Hiroyuki Honda
Title:	Director and Senior Vice President

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule 1

The following table sets forth the name and present principal occupation or employment, for each executive officer and director of RECRUIT CO., LTD. The business address of each such executive officer and director is c/o RECRUIT CO., LTD., Recruit GINZA8 Bldg., 8-4-17 Ginza, Chuo-ku, Tokyo 104-8001, Japan. Each of the executive officers and directors of RECRUIT CO., LTD. listed below is a citizen of Japan.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Board of Directors

Hitoshi Kashiwaki	President and C.E.O.

Hiromitsu Kugisaki	Director

Shigeru Kusahara	Director

Koichi Nakamura	Director

Hiroyuki Honda	Director

Akio Kawase	Standing Statutory Auditor

Kunihiro Chujyo	Statutory Auditor

Shigeru Nakajima	Statutory Auditor

Executive Officers

Hitoshi Kashiwaki	President (C.E.O.)

Koichi Nakamura	Corporate Executive Vice President

Hiroyuki Honda	Corporate Senior Vice President

Masumi Minegishi	Corporate Senior Vice President

Hitoshi Motohara	Corporate Senior Vice President

Shogo Ikeuchi	Corporate Vice President

Toshio Inoue	Corporate Vice President

Hideaki Kito	Corporate Vice President

Hiromitsu Kugisaki	Corporate Vice President

Shigeru Kusahara	Corporate Vice President

Keiichi Sagawa	Corporate Vice President

Fumihiro Sasaki	Corporate Vice President

Koichi Shima	Corporate Vice President

Atsunori Seguchi	Corporate Vice President

Tsuguhiro Nakagawa	Corporate Vice President

Yukiko Nagashima	Corporate Vice President

Akihito Fujiwara	Corporate Vice President

Tomoyuki Mizutani	Corporate Vice President

Mitsuru Murai	Corporate Vice President

Hidefumi Mori	Corporate Vice President

Schedule 2

Seller	Common Shares Sold	Consideration
Norman Lui	650,088	$8,451,144.00

TOTAL	650,088	$8,451,144.00